October 5, 2010

Mr. John M. Ganley,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	OFS Capital, LLC
(Form N-2, File Nos. 333-166363 & 814-00813)

Dear Mr. Ganley:

On behalf of our client, OFS Capital, LLC (the “Company”), we enclose herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form N-2 (the “Form N-2”) and set out below the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form N-2, as conveyed to us by you in our telephone conversation on August 16, 2010. Except as otherwise noted in this letter, the information provided in response to the Staff’s comment has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2.

During that phone conversation, the Staff indicated that it was considering how the Commission’s Rule 140 under the Securities Act of 1933, as amended (the “1933 Act”), applied, if at all, to the Company and the disclosure contained in the Form N-2. Rule 140 provides as follows:

“A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities ... to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(11) of the Act.”

While not exclusive to the SBIC subsidiary described in the Form N-2, the Staff in particular indicated it was considering how Rule 140 might be applicable to the Company’s proposal in its Form N-2 to establish or acquire a subsidiary licensed as a small business investment company (“SBIC”). In that phone conversation, the Staff

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asked that the Company provide its views on the applicability of Rule 140.1

1.	Background

Before addressing why the Company believes Rule 140 does not apply to the Company, we thought it would be helpful to elaborate on the Company’s investment strategy and its organizational structure, particularly in light of certain developments described in Amendment No. 2. As disclosed in the Form N-2, the Company intends to pursue an investment strategy focused primarily on investments in middle-market companies in the United States. It expects that its investments will include asset classes in which its external manager has expertise, including investments in senior secured, unitranche, second-lien and mezzanine loans and, to a lesser extent, warrants and other minority equity securities. Having said that, the structure of any given investment, including, among other things, the nature of the entity that holds such investment, will be determined in significant part by the characteristics of that particular investment and the Company’s expected rate of return with respect to that investment. For example, senior secured loans typically bear lower interest rates and, accordingly, require leverage to meet the Company’s expected rate of return, and often the most advantageous financing will be achieved through use of special purpose vehicles. The SBIC program of the Small Business Administration (“SBA”) also provides a limited amount of leverage in respect of investments in eligible small businesses and, accordingly, SBIC subsidiaries are a common mechanism by which business development companies make modestly leveraged investments.2 On the other hand, certain investments yield appropriate returns without any need for leverage.

1	If Rule 140 were to apply, then the public offering of the common stock of the Company would be regarded as the indirect offering of the limited partnership interests of the SBIC subsidiary (and potentially other subsidiaries), requiring the SBIC subsidiary to sign the Registration Statement as a co-registrant for the securities to be issued. In addition, it could render the SBIC subsidiary unable to rely on one or more exclusions from the definition of “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), requiring it to elect to be treated as a business development company under the 1940 Act, and impose other burdens.

2	For example, in connection with the initial public offering of Medley Capital BDC, LLC, the principals of Medley Capital LLC have applied for a license to form an SBIC and, if the application is approved and the SBA so permits, the SBIC license will be transferred to a wholly-owned subsidiary of the registrant. In connection with its initial public offering in April 2010, Golub Capital BDC, Inc. (“Golub”) stated that it had submitted an application to the SBA to form a third SBIC, and that it expected to amend or resubmit its pending application so that one of its subsidiaries would become the applicant for the new SBIC license. Golub recently announced that its wholly owned subsidiary, GC SBIC IV, L.P., has received approval for a license to operate as an SBIC. Immediately prior to the consummation of its initial public offering in October 2007, Main Street Capital Corporation (“Main Street”) acquired all the equity interests of Main Street Mezzanine Fund, LP, an SBIC, and its general partner. Various other business development companies operated or acquired SBICs at the time of their initial public offerings and/or established one or more SBIC subsidiaries thereafter, including Fifth Street Finance Corporation, Hercules Technology Growth Capital, Inc., MCG Capital Corporation and Medallion Financial Corporation.

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Initially, the Company anticipates that it will take advantage of each of these corporate and subsidiary structures in pursuing its investment strategy. As disclosed in Amendment No. 2, it intends to pursue a portion of its investment strategy through a newly formed limited partnership (“SBIC LP” or the “SBIC subsidiary”), and has received preliminary authorization from the SBA in the form of a “Green Light” letter, dated October 7, 2009, to begin the application process to become licensed as an SBIC. SBIC LP will be the Company’s wholly-owned subsidiary and intends to rely on an exclusion from the definition of “investment company” under the 1940 Act provided by Section 3(c)(7) thereunder. Over a period of one year, the Company anticipates capitalizing the SBIC subsidiary with $75 million in equity capital.

In addition, the Company has established a special purpose vehicle (“OFS Capital WM”), a newly formed limited liability company, which has entered into a new $180 million secured revolving credit facility with Wells Fargo Bank, N.A. and Madison Capital Funding LLC. In connection with this transaction, the Company sold a large portion of the senior secured loan portfolio transferred to it by the Company’s wholly-owned subsidiary, OFS Funding, LLC (“OFS Funding”), to OFS Capital WM and contributed the cash consideration received in exchange to OFS Funding to repay a substantial portion of the outstanding loan balance under OFS Funding’s debt facility with Bank of America. In connection with the OFS Capital WM Transaction, the Company sold to the special purpose vehicle approximately $96.9 million of loans or participations therein (or approximately 54.5% of the Company’s investments). Following the OFS Capital WM Transaction, it is anticipated that OFS Funding will have approximately only $80.9 million in investments.3 OFS Capital WM is the Company’s wholly-owned subsidiary and intends to rely on an exclusion from the definition of “investment company” under the 1940 Act provided by Rule 3a-7 thereunder, and the Company will not consolidate OFS Capital WM in its financial statements in accordance with Article 6 of Regulation S-X under the 1933 Act. Upon consummation of the BDC Conversion, OFS Capital WM will constitute one of the Company’s eligible portfolio companies.

Finally, as contemplated by the Form N-2, the Company anticipates conducting a public offering of shares of its common stock and is targeting raising between $125 million and $150 million in aggregate net proceeds. Other than the portion of that offering to be invested through the SBIC subsidiary, the Company expects the vast majority of those offering proceeds to be available to it to make direct unleveraged investments in higher yielding assets consistent with its investment strategy.

[3]

In addition to the OFS Capital WM Transaction, OFS Funding distributed to the Company and the Company, in turn, distributed to its parent, Orchard First Source Asset Management (“OFSAM”), approximately $67.2 million in loans, and expects to distribute a further $1.3 million in equity investments, as further described in Amendment No. 2 (the “2010 Distribution”).

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2.	Analysis

  General

The Company respectfully submits to the Staff that Rule 140 does not apply to the Company and its proposed operations. In the first instance, the Company believes that Rule 140 does not apply, and was not meant to be applied, to what is essentially a single investment strategy that utilizes different corporate and subsidiary structures to take advantage of available financing or leverage opportunities, such as those available through use of special purpose vehicles or the SBIC program of the SBA. As a matter of practice, Rule 140 has not been applied to require registration of the securities of controlled companies through which registrants conduct aspects of their businesses. Otherwise all holding companies, which is the typical structure of U.S. public companies, would be required to register their subsidiaries’ securities at the same time they register their own, at least to the extent that they expect to reinvest the offering proceeds in their subsidiary operating companies, which is frequently the case. The Company respectfully submits that there is no meaningful distinction between the typical holding company structure and the one contemplated by the instant transaction. Rather, application of Rule 140 to the instant transaction, merely because the Company intends to use a portion of the proceeds of its public offering to capitalize over time a recently acquired SBIC subsidiary or another newly formed subsidiary, would result in arbitrary application of the rule to some holding company structures but not to others, and to some business development companies that express an intention to engage in these financing or structuring techniques as part of their investment strategies but not to others that choose to pursue their investment strategies through existing subsidiaries or different corporate structures.4 If Rule 140 were applied to the instant transaction on the basis that the Company intends to use a portion of the offering proceeds to capitalize over time one or more subsidiaries, then it would appear to the Company to require not only the SBIC subsidiary, OFS Funding and OFS Capital WM to be co-registrants, but also each other portfolio company in which the Company invests as part of its business of making investments in multiple issuers to achieve a diversified portfolio consistent with its investment objective. The Company respectfully submits that this would be a strange result and should drive a narrower interpretation of the rule.

[4]

For example, Main Street stated in its Registration Statement on Form N-2 filed with the Commission on September 21, 2007, that, immediately prior to its election to be treated as a business development company under the 1940 Act and the closing of its initial public offering, it would acquire two wholly-owned SBIC subsidiaries. Neither subsidiary was a co-registrant at the time such Registration Statement was declared effective. Based upon information contained in Main Street’s Form 10-K for the fiscal year ended December 31, 2007, it appears that the proceeds from the initial public offering were used to fund these SBICs for the purpose of making further portfolio investments. Similarly, Golub stated in its Registration Statement on Form N-2 filed with the Commission on April 14, 2010, that it had applied for a license to form an SBIC, and that it expected such license to be transferred to one of its wholly-owned subsidiaries, but such subsidiary was not a co-registrant.

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  Application of the Rule

In addition to the fact that, from a policy perspective, it would not be reasonable to apply Rule 140 to the Company and its investment strategy, on the face of the language of the rule (including as it has been interpreted by the Staff in the past), the Company believes Rule 140 does not apply to the Company. Rule 140 only applies to the extent that the “chief part” of the Company’s business is selling its securities and utilizing the proceeds to purchase the securities of an issuer or affiliated issuers. Rule 140 does not set forth any standard for identifying the “chief part” of an issuer’s business. However, the Staff has stated that the chief part of a primary issuer’s business would not entail using the proceeds from an offering of its bonds to acquire the securities of a secondary issuer if the securities of the secondary issuer consist of 45% or less of the collateral securing the bonds.5 The Company respectfully submits that, at least in this context, the “primarily engaged” test under the 1940 Act6 should inform the interpretation of the phrase “chief part” of an issuer’s business.

  SBIC Subsidiary

Having regard to this 45% test, investing in the SBIC subsidiary is not the “chief part” of the Company’s business. Although the Company will use a portion of its capital from time to time to invest in the SBIC subsidiary, and currently intends to use a portion of the proceeds of its initial public offering to fund such investments, such capital will not be deployed all at once at the closing of this offering. Rather, the amount and

[5]	FBC Conduit Trust I, SEC No-Action Letter, 1987 SEC No-Act. LEXIS 2692, at *3 (Oct 6, 1987).
[6]

Section 3(a)(1)(C) of the 1940 Act includes within the definition of an investment company any issuer which is engaged or proposes to engage in the business of investing … in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Rule 3a-1 under the 1940 Act provides that, notwithstanding Section 3(a)(1)(C) of the 1940 Act, an issuer will not be an investment company if:

(a)	No more than 45% of the value (as defined in Section 2(a)(41) of the 1940 Act) of such issuer’s total assets (exclusive of U.S. government securities and cash items) consist of, and no more than 45% of such issuer’s net income after taxes (for the last four fiscal quarters combined) is derived from securities other than (1) U.S. government securities, (2) securities issued by employees’ securities companies, (3) securities issued by majority-owned subsidiaries of the issuer (other than subsidiaries relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the 1940 Act) which are not investment companies, and (4) securities issued by companies (i) which are controlled primarily by such issuer, (ii) through which such issuer engages in a business other than that of investing … in securities, and (iii) which are not investment companies;
(b)	The issuer is not an investment company as defined in Section 3(a)(1)(A) or 3(a)(1)(B) of the 1940 Act and is not a special situation investment company; and
(c)	The percentages described in paragraph (a) are determined on an unconsolidated basis, except that the issuer shall consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

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timing of investments by the Company in the SBIC subsidiary, if any, will be determined by a variety of factors, including the progress made by the SBIC subsidiary in securing an SBIC license, the SBIC subsidiary’s ability to access the SBA’s guaranteed-debenture program, and the availability of eligible investment opportunities meeting the investment objective of the SBIC subsidiary. In any event, the Company expects that the value of all of its investments in the SBIC subsidiary will constitute far less than 45% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) on a consolidated basis, as determined under Rule 3a-1 under the 1940 Act.

Moreover, SBIC regulations currently limit the dollar amount of SBA-guaranteed debentures that can be issued by any one SBIC or group of SBICs under common control to $225 million. When coupled with the fact that an SBIC generally may not borrow an amount in excess of two times its regulatory capital, this has the effect of limiting the return on any equity investment in excess of an aggregate of $112.5 million in any one or more commonly controlled SBICs. Accordingly, SBIC regulations will necessarily reduce the prominence of this aspect of the Company’s investment strategy over time as the Company looks for alternative ways to deploy its capital and earn a higher return on its leveraged investments.

As discussed above, the SBIC subsidiary is just one of a variety of investment vehicles or structures through which the Company expects to implement its investment strategy and create a diversified portfolio. In this regard, the Company is not merely a vehicle for raising funds for the SBIC subsidiary; rather, the SBIC subsidiary is one of the vehicles through which the Company expects to make investments. Accordingly, in the Company’s view, Rule 140 would not compel the conclusion that the SBIC subsidiary should be a co-registrant in these circumstances.

  OFS Funding, LLC and OFS Capital WM, LLC

Similarly, having regard to this 45% test, the Company’s investments in OFS Funding will not constitute the “chief part” of the Company’s business. Although substantially all of the Company’s investments were previously held by OFS Funding, the Company has sold a large portion of such assets to OFS Capital WM as part of the OFS Capital WM Transaction (and additional assets were or are expected to be distributed to OFSAM as part of the 2010 Distribution). As a result, the Company anticipates that OFS Funding will have approximately only $12.4 million in investments, which will constitute far less than 45% of the value of the Company’s total assets (exclusive of U.S. government securities and cash items) on a consolidated basis, as determined under Rule 3a-1 under the 1940 Act. Further, the Company does not currently intend to use any portion of the proceeds of this offering or any other capital to make any additional investments through OFS Funding, and anticipates that OFS Funding will be merged into the Company or another Company subsidiary or otherwise wound up in due course.

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While it is true that the Company will continue to benefit from its existing portfolio through its investment in OFS Capital WM, unlike the SBIC subsidiary and OFS Funding, in accordance with Article 6 of Regulation S-X under the 1933 Act, the Company will not consolidate OFS Capital WM in its financial statements. Instead, the Company’s equity investment in OFS Capital WM will be reflected on its balance sheet. Upon consummation of the BDC Conversion, OFS Capital WM will constitute one of the Company’s eligible portfolio companies and one of several unaffiliated special purpose vehicles and portfolio companies through which it intends to implement its investment strategy. Accordingly, Rule 140 should not be applied to OFS Capital WM because it is not one of two or more affiliated issuers the securities of which the Company intends to purchase with the proceeds of the offering. Moreover, the Company does not currently intend to use any portion of the proceeds of this offering to acquire additional equity interests of OFS Capital WM. Rather, the Company intends to use the proceeds of this offering to acquire additional portfolio company investments not yet identified.

  Disclosure Considerations

The Company respectfully submits that the disclosure regarding the SBIC subsidiary, OFS Funding and OFS Capital WM provided in Amendment No. 2 places the appropriate emphasis on the importance of each entity in relation to the Company’s other investment techniques. In the Company’s view, if it were to include expanded disclosure regarding, and separate financial statements for, any of these entities in the Form N-2, the result would be to overstate the importance of one aspect of the instant transaction relative to its other components.

The Company therefore respectfully submits that the application of Rule 140 to the instant transaction would not further the policy objective that drove adoption of Rule 140, namely, the prevention of circumvention of the registration requirements of the 1933 Act where an issuer uses the proceeds of the sale of its own securities to purchase the securities of another issuer, without disclosing to the purchasers of its securities information regarding the underlying issuer. By contrast, the Company has included among its stated investment strategies the utilization of the SBIC subsidiary and other entities as part of the means to achieve its investment objective and believes that the level of detail included in Amendment No. 2 conveys all material information relevant to investors in this offering.

  Competitive Concerns

As indicated earlier, the Company believes that other business development companies that have registered or are currently seeking to register the public offering of their securities with the Commission have utilized comparable structures to achieve their investment objectives without the burden of having a co-registrant. The

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Company expects that some of these companies will be competitors for not only eligible portfolio companies but also investor capital. Imposing this burden on the Company will subject the Company to offering and ongoing reporting costs to which such other business development companies are not subject that will reduce the ultimate competitiveness of the Company without achieving disclosure that would be material to investors in the Company.

In light of the reasons outlined above, the Company respectively submits that Rule 140 does not and should not apply to the instant transaction. If you have any questions or comments regarding the above or the enclosed materials, please feel free to call me on (310) 712-6603.

Very truly yours,

/s/ Patrick S. Brown

Patrick S. Brown

(Enclosure)

cc:	Glenn R. Pittson

(OFS Capital, LLC)

Jonathan H. Talcott

(Nelson Mullins Riley & Scarborough LLP)